CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the period ended October 31, 2006 should be read in conjunction with the October 31, 2006 consolidated financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is December 19, 2006. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

In March 2006, the Company received an unsolicited intention by U.S. Gold Corporation (“US Gold”) to acquire all of the Company’s outstanding common shares. The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold. Under the proposal, U.S. Gold would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer. On November 13, 2006, US Gold filed the S-4 Registration Statement with the Securities and Exchange Commission. The formal offer has not yet been received by Coral.

Robertson Property

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain - Eureka Trend (Cortez Trend) in Lander County, Nevada. The Report was prepared in accordance with the requirements of National Instrument 43-101 by Robert T. McCusker, Consulting Geologist, a “qualified persons” as required by National Instrument 43 - 101.

The measured, indicated and inferred gold resources currently estimated for the four gold zones in the Robertson core area are 212,000 oz measured, 487,000 oz indicated and 434,000 oz inferred. Previous calculations of the resources (which predate implementation of National Instrument 43-101) estimated a total indicated resources of 583,700 oz. Incorporation of results from the 3 drill programs in 2004 and 2005 in a new block model has therefore substantially increased the estimate of the resources at Robertson. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The gold resources at the Robertson Property occur in four zones: 39A/Gold Pan; Porphyry; Altenburg Hill and the Distal Zone. The zones are close to each other (less than 1 km), but to date have been drilled and evaluated to varying degrees of intensity. Porphyry has been the most closely drilled (closer than 30 metres in most cases). It has also undergone more metallurgical test work than the other zones. The 39A/Gold Pan has also been closely drilled, but has so far had less metallurgical test work. Altenburg Hill is more widely drilled and the Distal target has the least drilling to date. Thus the qualified persons were able to generate MEDSYSTEM block models for Porphyry and 39A/Gold Pan for which measured and indicated resources were calculated in accordance with CIM definitions, as required by NI 43-101. The resources were estimated within Lerchs - Grossmann Pit Shells and the gold price was varied from $400 - $600 per ounce. Parameters used to determine block dollar value included recovery, gold price, percent oxidation, mining and capital costs.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Within the 39A/Gold Pan zone various blocks are currently too far from existing drill holes to meet measured and indicated criteria and these resources are therefore classified as inferred. Similarly, the resources at Altenburg Hill and Distal have not to date been sufficiently evaluated to permit categorization as measured and indicated.

The full text of the Report has been filed with applicable securities regulatory authorities and can be obtained at www.sedar.com or www.coralgold.com.

Drilling on the Robertson Property began on April 30, 2006, after a series of weather related delays. The drilling program is designed to expand the 39A/Gold Pan mineral resource and test a number of new targets. Drilling began in areas covered by the 2005 amended Plan of Operation. The start-up program consists of 12 RC holes totalling approximately 11,300 ft. with depths ranging from 700 ft. to 900 ft. A new amendment to the Robertson Plan of Operations has been submitted to the Bureau of Land Management and Nevada Department of Environmental Protection.

The new amendment covers an additional 33 RC holes and 12 diamond core holes that will focus on expanding known mineral resources and provide samples for new metallurgical and geotechnical studies. Total footage, including the on-going program is estimated to be 40,000 ft. of RC and 12,000 ft. of core drilling. Of this total, six offset holes are planned in the emerging Distal Zone inferred mineral resource, where previous drilling encountered 10 ft. averaging 0.906 oz Au/ton from 800 ft. Offset drilling in 2005 of this hole returned 35 ft. that averaged 0.262 oz Au/ton from 945 ft. The cost of these programs is expected to be $1.5 million.

As part of the $2 million budgeted for exploration for the Lower Plate sequence at Robertson, Coral will do a detailed gravity survey over the western half of the Robertson property in order to define the subsurface geological framework and to locate areas where the upper plate of the Roberts Mountains thrust fault is thinnest. Drilling by the US Geological Survey less than 2,000 ft. from the Robertson claim block intersected limestone in the lower plate of the thrust. In addition, a cluster of surface rock chip samples taken in this area returned anomalous gold values reaching up to 2.0 ppm, arsenic values over 5,000 ppm and numerous samples with mercury values exceeding 2.0 ppm. The highest of these anomalous values occur along a series of NNW striking faults on the Robertson Property. The strike of these faults is similar to that of the near-by Pipeline fault, a major control of mineralization in the Pipeline/South Pipeline deposits. Once the geology and interpreted geophysical data are integrated into sub-surface geologic model, the highest priority deep targets will be drill tested.

Work is also underway on developing the subsurface geological framework and refining drill targets for the alluvial-covered area of lower Triplet Gulch and the Ruf claims. Previous wide spaced drilling in the area has returned numerous ore-grade intersections which have not been followed up. Coral owns a 100% interest in the claims covering Triplet Gulch and a 67% interest in Ruf claims. As part of developing drill targets in this area, Coral is planning approximately 10-line- miles of IP/resistivity (or CSAMT). Preliminary geological work, together with geophysics and follow-up RC drilling are expected to cost $250,000.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

In May 2006, the Company received assay results from the first four holes drilled at its Robertson Property in the Battle Mountain - Cortez - Eureka gold belt of north-eastern Nevada USA. The drill program is being directed by Robert McCusker, a qualified person under N.I. 43-101. Principal gold intersections from the holes were as follows: (note CR 06-01 has not yet been drilled)

CR 06-02	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	75	105	30	0.028
	550	595	45	0.185
Including	(550	585)	30	0.256

CR 06-03	From (ft.	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	420	435	15	0.034
	605	655	50	0.079
Including	(625	650)	25	0.131

All four holes were drilled within the 39A/Gold Pan Zone.

CR 06-04	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	490	675	185	0.053
Including	(560	620)	60	0.092

CR 06-05	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)
	630	665	35	0.027
	680	755	75	0.102
Including	(705	755)	50	0.129

CR 06-02 and CR 06-03 offset previous intercepts in holes AT-65 and AT-66, which intersected 105 ft/0.036 from 480 ft and 50 ft/0.069 oz Au/t from 545 ft, respectively. CR 06-02 was collared 125 ft northeast of AT-65 and 105 ft southeast of AT-66 and CR 06-03 was collared 142 ft east of AT-66.

CR 06-04 and CR 06-05 were designed to fill in wide gaps between existing drill holes. CR 06-04 was drilled between AT-57, which cut 265 ft averaging 0.081 oz Au/t and AT-66, which cut 55 ft averaging 0.067 oz Au/t. Similarly, CR 06-05 filled an important gap between AT-40, which returned 125 ft averaging 0.080 oz Au/t, and AT-50, which returned 30 ft averaging 0.027 oz Au/t.

Hole CR 06-04 is located 100 ft east of AT-57 and 100 ft north of At-66. CR 06-05 is located 100 ft southeast of AT-44 and 105 ft southwest of AT-40.

The four RC drill holes were all vertical and reported intercepts represent true thickness.

In June 2006 the Company received results from holes CR06-7 and CR06-9 which are part of the current drill program.

Both holes are along the east side of the 39A Zone. Results were as follows:

Hole No.	Depth	From(ft)	To(ft)	Width(ft)*	Assay(oz/ton)
CR06-7	765	875	110	0.043	(0.01 Cut off)
includes	815	875	60	0.067	(0.015 Cut off)

CR06-9	690	820	130	0.050	(0.015 Cut off)
includes	690	700	10	0.277

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Both holes were vertical. The 39A Zone is flat lying - thus intersections are true thickness.

Hole CR06-12 was drilled along the west edge of the grid in an attempt to off set the high-grade in AT-51.

Holes CR06-6 and 11 were collared along the east side of the 39A zone. Results suggest that mineralization is decreasing in both grade and thickness from west to east between CR06-9 (130 ft/0.05 oz Au/t from 685 ft) and CR06-11 (15ft/0.032 oz Au/t from 700 ft followed by 60ft/0.027 oz Au/t from 745), a horizontal distance between holes of about 105 ft. A similar decrease in grade also occurred between AT-40 (125 ft/0.080 oz Au/t from 665 ft) and CR06-6 (35 ft/0.021 oz Au/t from 710 ft followed by 90 ft/0/.027 oz Au/t from 770 ft), a horizontal distance between holes of 125 ft.

Hole CR06-8 was collared along the northeast edge of the current drill grid. The hole encountered some significant grade and more clearly defines a NE trend as an important direction controlling high-grade.

The principal intersections of gold mineralization were calculated using a cut off grade of 0.015 oz Au/t to calculate the average grade and thickness of the gold bearing zones as follows:

Hole No.	Depth	From(ft)	To(ft)	Width(ft)*	Gold Grade (oz/ton)
CR06-6	710	745	35	0.021
including	770	860	90	0.027

CR06-8	310	345	35	0.046
	470	505	35	0.011
	615	740	125	0.083
including	685	735	50	0.149

CR06-11	700	715	15	0.032
	745	805	60	0.027
	880	890	10	0.072

CR06-12	410	465	45	0.017
	610	645	35	0.046
including	610	615	5	0.210

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

Bob McCusker concludes the holes completed so far this year certainly provide better definition of the distribution of higher grade gold which may help to define important “feeder” structures.

In July 2005, the Company received the results from holes CR06-10, CR06-13, CR06-14, and CR06-15.

Holes CR06-10 and CR06-13 were drilled along the northwest side of the 39A zone in order to delineate the margin of the zone.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Holes CR06-14 and 15 were drilled in the southern part of the 39A zone along the east margin of the zone (as defined to date). They indicate hole CR06-14 (65ft/0.067 oz Au/t) and hole CR06-15 (35ft/0.082 oz Au/t) that mineralization remains open for further expansion to the east.

The principal intersections of gold mineralization were calculated using a cut-off grade of 0.015 ounce per ton Au (except where indicated) to calculate the average grade and thickness of the gold-bearing zones as follows:

Hole No.	From (ft)	To (ft)	Thickness (ft)	Gold Grade oz/ton
CR06-10	405	450	45	0.043
	520	535	15	0.027
	605	620	15	0.053

CR06-13	90	125	35*	0.025
	300	365	65	0.022
	395	420	25	0.028
	485	520	35	0.032
	595	640	45	0.034

CR06-14	105	115	10	0.075
	565	630	65	0.067

CR06-15	630	650	20	0.041
	665	700 (TD)	35	0.082

*Oxide mineralization; grade/thickness calculated using 0.01 oz Au/t cutoff grade.

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

In December 2006 the Company reported completion of Phase II drilling at its Robertson Property on the Cortez Gold Trend, Lander County, Nevada. The Phase I and Phase II programs in 2006 totaled 35,615 ft of reverse circulation (RC) drilling in 46 holes. Depths ranged from 450 ft to 1,500 ft. Due to the relatively flat-lying nature of mineralization at Robertson, all holes were drilled vertically.

The primary objective in 2006 was to expand the Robertson’s current resource and move more of the inferred resource into the measured and indicated categories. Based on the results to date, we believe both objectives have been met. Updated resource figures will be announced as soon as calculations are complete.

To view a map of the areas drilled on the Robertson Property in 2006, please go to:
www.coralgold.com/RobertsonPhaseIIDrilling.pdf

Coral Gold’s objectives for Phase II were:

1.	Distal Zone: Offset existing mineralized drill intersections in the inferred mineral resource (estimated at 1.0 million short tons averaging 0.178 using a 0.05 oz Au/t cutoff grade).

2.	39A Zone: Test the northern and western extent of the indicated mineral resource (estimated to be 10.2 million short tons averaging 0.044 oz Au/t at a 0.015 oz Au/t cutoff grade).

3.	Porphyry Zone: Test the potential northeast extension of the Porphyry Zone.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

4.	Altenburg Hill/Porphyry Zone: Test the northeast flank of the Altenburg Hill and southwest end of the Porphyry Zone mineral resources for extensions of near-surface oxide mineralization.

Distal Zone
The Distal Target remains open for further expansion to the north, south and west.
Mineralization in the Distal Target is now defined by 10 RC holes. Based on this drilling, the zone appears to be a north-south to NNW-trending, flat-lying tabular zone consisting of at least two distinct sub-zones, which together range from 75 to 150 feet thick. Drilling also provides additional support for continuity of grade and thickness of mineralization between holes at a drill spacing of approximately 200 feet.

Distal Target Assay Results

Hole No.	Hole Depth	From (ft)	To (ft)	Thickness (ft)	Gold, oz/ton
CR06-16	1,200	955	965	10	0.155¹
		990	1,055	65	0.085¹
		990	1,035	55	0.097²
including		1,005	1,035	30	0.115

CR06-17	1,245	950	975	25	0.065¹
including		950	960	10	0.118²
		1,010	1,060	50	0.035¹

CR06-18	1,200	890	965	75	0.107¹
		890	955	65	0.120²
including		890	930	40	0.145
		980	1,045	65	0.081¹
		1,010	1,045	35	0.168²
including		1,030	1,045	15	0.183

CR06-19	1,185	No Significant Values

CR06-20	1,500	705	725	20	0.014
		735	745	10	0.048
		895	905	10	0.016
		995	1,040	45	0.052¹
		995	1,025	30	0.065²
		1,065	1,095	30	0.118¹
		1,070	1,090	20	0.163²
including		1,070	1,085	15	0.196

(1)  Grade and thickness calculated using a 0.02 oz Au/t cutoff grade. (2) Grade and thickness calculated using a 0.05 oz Au/t cutoff grade.

North 39A Zone
Previous drilling at the north end of the 39A Zone included hole CR05-8, which intersected 120 ft averaging 0.05 oz Au/t from 785 ft, at a 0.01 cutoff grade including 20 ft that averaged 0.181 oz Au/t from 785 ft. This intercept suggested potential for expansion to the north. Holes CR06-22 and -24 were step-out holes from CR05-8 of 500 ft to the north-northeast and 400 ft to the east-northeast, respectively. Both holes returned only scattered narrow intervals of low to moderate gold values. CR06-26 was collared 210 ft east of CR05-8 and encountered 120 ft that averaged 0.065 oz Au/t from 785 ft., including 75 ft averaging 0.107 oz Au/t starting at 825 ft. This hole encountered strong retrograde alteration starting at 740 ft that continued to 850 ft. CR06-27 and -28 are located 200 ft northeast and north of CR05-8, respectively. Both holes also encountered strong retrograde alteration, but cut only scattered narrow zones containing low to moderate gold values. These holes, together with CR06-22, -24 and -25, have effectively limited the potential to significantly expand the resource to the north and northeast. However, the zone remains open toward existing hole AT-1, located 500 ft to the southeast.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Drilling along the northwest edge of the 39A zone was intended to test for a possible southwest extension of the north 39A Zone. Two holes, CR06-21 and -23 were collared 400 ft and 200 ft west of CR06-13, respectively. Neither hole encountered 39A Zone mineralization, indicating that the zone appears to stops abruptly along the northwest.

North 39A Zone Assay Results¹

Hole No.	Hole Depth	From (ft)	To (ft)	Thickness (ft)	Gold, oz/ton
CR06-21	1,000	30	40	10	0.011
		195	200	5	0.145
		255	265	10	0.018
		290	320	30	0.025
		400	470	70	0.024

CR06-22	1,200	250	260	10	0.019
		425	440	15	0.055
		480	490	10	0.046
		620	630	10	0.035
		675	695	20	0.014
		735	765	30	0.025
		810	825	15	0.017
		930	950	20	0.057
		965	970	5	0.0140

CR06-23	1,000	10	20	10	0.033
		170	185	15	0.018
		220	230	10	0.010
		255	280	25	0.019
		320	335	15	0.021
		400	425	25	0.067
including		420	425	5	0.203

CR06-24	1,200	280	345	60	0.031
		360	390	30	0.027
		415	445	30	0.014
		495	500	5	0.175
		740	755	15	0.021
		770	785	15	0.013
		880	920	40	0.055
including		890	895	5	0.252
		965	975	10	0.016
		990	1,005	15	0.016
		1,035	1,045	10	0.013
		1,065	1,080	20	0.050
		1,105	1,200	95	0.019

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

CR06-25	1,000	100	110	10	0.019
		345	370	25	0.028
		395	415	20	0.024
		535	545	10	0.151
including		535	540	5	0.287
		575	585	10	0.077
		620	650	30	0.016
		725	735	10	0.029
		775	800	25	0.017
		965	980	15	0.191
including		975	980	5	0.527

CR06-26	1,200	345	370	25	0.026
		475	490	15	0.027
		785	905	120	0.065
including		825	900	75	0.107

CR06-27		245	270	25	0.017
		325	330	5	0.187
		365	380	15	0.016
		435	450	15	0.055
including		435	440	5	0.141
		575	610	35	0.013
		840	875	35	0.022
		995	1,070	75	0.017

CR06-28		315	355	40	0.039
including		320	325	5	0.201
		465	495	30	0.025
		510	585	75	0.019
		965	990	25	0.038

(1)  Grade and thickness calculated using a 0.01 oz Au/t cutoff grade.

Altenburg Hill/Porphyry Zone Extension
A total of 13 RC holes, CR06-29 through CR06-41, have been completed in the area between the south end of the defined Porphyry Zone measured + indicated mineral resource and the northeast flank of Altenburg Hill. Assay results for these holes are pending. Previous grid drilling by Amax on Altenburg Hill in 1996, defined a low-grade inferred mineral resource estimated to contain 3.5 million short tons that averaged 0.018 oz Au/t, which appears to extend beyond the existing drill grid on the northeast flank of Altenburg Hill. In addition, no drilling had been undertaken in the alluvial covered area between the two resources, a distance of 1,500 ft. In most holes, surficial oxidation reaches at least 500-ft-deep.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

NE Extension of the Porphyry Zone
Six holes were drilled in the Porphyry Zone measured + indicated mineral resource to test the potential for expansion the northeast. Assays results for all of the holes are pending. Previous drilling in this area by Amax Gold (hole AT-261) identified a northeast striking structural zone that included 55 ft averaging 0.025 oz Au/t from 180 ft, followed by 25 ft averaging 0.094 oz Au/t from 430 ft, including 10 ft averaging 0.180 oz Au/t at 445 ft. No offset drilling has been conducted in this area.

Drilling and Analytical
The drilling contractor for both Phase I and Phase II drilling was Lang Exploratory Drilling of Elko, NV, a subsidiary of Boart Longyear, Inc. and a highly experienced drilling company specializing in reverse circulation drilling. All holes exceeding a depth of 500 ft had down-the-hole gyroscopic directional surveys completed by International Directional Services of Elko, NV, which measure both horizontal and vertical deflection in the drill holes. Drill hole collars were surveyed by a professional land surveyor licensed by the State of Nevada and employed by Desert Mountain Surveying of Winnemucca, NV. The surveyed collars were tied to the existing local survey grid.

Coral employed ALS Chemex as its primary assay lab, with sample prep facilities in Elko and Winnemucca, NV, and with analytical laboratories in Reno NV (USA) and Vancouver, B.C., Canada. Both ALS Chemex labs are QMI registered to ISO 9001-2000 and the Vancouver lab is accredited by the Standards Council of Canada based on ISO 17025. The sample preparation protocol and analytical procedures employed by ALS Chemex meet current industry standard practices.

Coral employed a QA/QC program which included submitting “blind” coarse blank (<0.005 ppm Au), and very low-grade (0.005 ppm to 0.025 ppm Au) material, rig duplicates and certified reference material (50 gram pulps) into the sample stream. All reference materials, except the 50 gram pulps, were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. The sample security measures and QA/QC program employed by Coral on this project meet current industry standard practices.

Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

Norma Sass Property

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling commenced on the Lander Ranch target area and Agnico-Eagle plans to drill 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  Agnico-Eagle is prepared to extend the program if favorable results are obtained.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Results of operations

Three months ended October 31, 2006 compared with the three months ended October 31, 2005

General and administrative expenses

General and administrative expenses totaled $942,931 for the quarter ended October 31, 2006 compared with $142,300 for the quarter ended October 31, 2006, an increase of $800,631. This was primarily a result of $734,337 for stock-based compensation in the recent quarter compared to nil in comparative period. The remaining amount of the increase is due to increases of $10,762 in investor relations and shareholder information, $35,042 in legal fees, $12,640 in management fees and $13,790 in office and miscellaneous costs. These increases were offset by a decrease of $6,124 in listing and filing fees. There was no stock-based compensation recorded in either period. Investor relations and shareholder information costs were higher in the current quarter because of efforts to promote the company at trade shows and an investor relations agreement that did not exist in the previous years’ quarter. Legal fees were higher due to the review of the Robertson property and due diligence of the US Gold offer. The increase in management fees is due to the hiring of a Chief Financial Officer in the quarter ending April 30, 2006. Office and miscellaneous costs have increased primarily because of director insurance coverage that is now in effect whereas there was none in the previous year.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Loss for the period

The loss for the quarter ended October 31, 2006 was $906,323 compared with a loss of $168,253 for the quarter ended October 31, 2005, an increase of $738,070. This is due to the reasons discussed above for general and administrative expenses in conjunction with other items that reduced the loss. There was an increase in interest income of $32,834 and a decrease in foreign exchange losses of $29,727.

Nine months ended October 31, 2006 compared with the nine months ended October 31, 2005.

Head office-general and administrative expenses

General and administrative expenses totaled $1,598,636 for the nine month period ended October 31, 2006 compared with $471,743 for the nine month period ended October 31, 2005, an increase of $1,126,893. Items that contributed to the increase in loss were $72,499 in consulting fees, $50,000 in directors’ fees, $40,408 in investor relations and shareholder information, $208,898 in legal and accounting, $17,706 in listing and filing fees, $28,115 in management fees, $19,096 in office and miscellaneous charges, $697,937 in stock-based compensation and $5,888 in transfer agent fees. Consulting fees, directors’ fees and legal fees were significantly higher as a result of the US Gold offer. Consulting fees included financial advisory services and directors’ fees were a result of the extra time and effort required of the special committee members in addressing the offer. Legal fees largely increased due to the title review of the Company’s mineral properties. Investor relations and shareholder information costs, management fees and office and miscellaneous costs were higher for the same reasons given in the three month comparison. Higher listing and filing fees were a direct result of the private placement that was closed and sustaining fees to the TSX Venture Exchange.

Loss for the period

Loss for the nine months ended October 31, 2006 was $1,493,009 compared with a loss of $498,539 for the nine months ended October 31, 2005, an increase of $994,470. The reasons for the increase in the loss for the current nine month period are the same as discussed above for head office and general administrative expenses. Reducing the loss was an increase in interest revenue of $97,905 in conjunction with a bad debt recovery of $3,464 and a decrease in foreign exchange losses of $31,054.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Summary of Quarterly Results

	2006	2006	2006	2006	2005	2005	2005	2005
Period ended	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4
Loss for the period	$(906,323)	$(363,147)	$(223,536)	$(2,568,935)	$(168,253)	$(149,817)	$(180,467)	$(472,890)
Loss per share	(0.13)	(0.05)	(0.04)	(0.51)	(0.03)	(0.03)	(0.04)	(0.10)
Total assets	15,403,515	15,270,553	15,458,354	11,385,912	10,804,393	10,501,557	10,591,164	10,749,628

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. Most recently, general and administrative expenses have risen due to the review of mineral properties and due diligence for the US Gold offer. This is most apparent in the increase in loss from Q1-April 30, 2006 to Q2-October 31, 2006. The quarter ending January 31, 2006 also rose sharply due to future income tax expense which were either not present or much less in the prior quarters. The quarters that stock-based compensation significantly impacts are Q4-January 31, 2005 for $343,000, Q4-January 31, 2006 for $1,019,700 and Q3-October 31, 2006 for $734,337.

Total assets generally trend downward during the periods when there are no funds raised through private placements. Total assets started increasing in Q3-October 31, 2005 due to the purchase of Marcus Corporation with common shares, followed by cash raised from the exercising of stock options and warrants and a private placement in the next two quarters. Total assets for the three most recent quarters have been at a fairly consistent level instead of decreasing. This is because a significant amount of exploration is taking place during this time and being capitalized while interest revenue and the exercising of warrants has helped to cover general and administrative costs.

Liquidity and capital resources

At October 31, 2006, the Company had cash and cash equivalents of $3,282,620 and working capital of $2,920,476. During the nine month period ended October 31, 2006, the Company raised gross proceeds of $4,500,000 through a private placement of 1,500,000 shares at a price of $3.00 per share. The Company also raised proceeds of $499,388 from the exercising of 180,444 warrants and $47,475 from the exercising of 25,750 stock options. The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests and expand on its exploration program, the Company will likely be required to raise new equity capital in the future. The Company invested $1,267,050 during the nine months ended October 31, 2006 on mineral exploration, of which the entire amount was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Transactions with related parties

Related party transactions for the nine months ended October 31, 2006 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$95,364 (2005: $127,392) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$57,500 (2005: $67,500) management fees to a private company controlled by an officer and former Director for management fees;

iii)	$12,500 (2005: $Nil) management fees to a private company controlled by an Director for management fees;

iv)	$22,500 (2005: $22,500) in consulting fees to a private company owned by a Director;

v)	$9,800 (2005: $12,800) in geological consulting fees to a private company owned by a Director; and

vi)	$50,000 (2005: $Nil) in directors fees to directors of the Company.

b)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $1,404 (2005 - $Nil) from a company controlled by a Director and $18,825 (2005 - $52,958 due from two public companies with common management and common directors.

c)
Advances payable include $17,000 (2005 - $19,333) due to Directors in regards to past directors’ fees; $7,848 (2005 - $26,713) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $7,975 (2005 - $7,675) to an officer of the Company in regards to management fees and $1,505 (2005 - $952) to a private company controlled by a Director of the Company for expense reimbursements.

d)
Of the $525,000 included in accounts payable and accrued liabilities as at January 31, 2006 and payable to a director of the Company, $300,000 has been paid to the director in the nine month period ending October 31, 2006. The balance still owing and included in accounts payable and accrued liabilities as of October 31, 2006 is $225,000.

e)
The loan receivable of $83,000 (2005: $83,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

Disclosure of Management Compensation

During the quarter, $12,500 was paid to a former President for services as director and officer of the Company, $12,500 was paid to the President for services as director and officer of the Company; $7,500 was paid to a Director for consulting services, $9,800 was paid to the V.P. Explorations for services as a director and geological consultant, $10,140 was paid to the Chief Financial Officer for services as an officer of the Company and $2,876 was paid to the Secretary for services as an officer of the Company.

Changes in accounting policies

None.

Outstanding share data

At October 31, 2006 there were 6,812,460 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	279,150
$1.70	April 12, 2010	30,000
$3.55	December 12, 2010	210,500
$3.92	September 6, 2011	280,000
		799,650

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$3.60	November 17, 2006	192,500
$3.90	December 19, 2006	100,000
$2.00	September 15, 2007	113,134
		405,634

Commitments

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $24,000 plus expenses.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR PERIOD OCTOBER 31, 2006

The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”), to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

Subsequent events

Subsequent to October 31, 2006 the Company has had 8,750 share purchase warrants exercised for total proceeds of $17,500 and 11,150 stock options exercised for total proceeds of $18,955.